

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 15, 2009

Mr. Jack K. Heilbron
Chief Executive Officer
NetREIT
1282 Pacific Oaks Place
Escondido, CA 92029-2900

> **Re:** **NetREIT**
> **Registration Statement on Form 10**
> **Filed May 15, 2009 (originally filed May 6, 2008, File No. 001-34049)**
> **File No. 000-53673**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed May 29, 2009**

Dear Mr. Heilbron:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10</u>

<u>Item 1A. Risk Factors</u>

<u>Our risks of losing property through a mortgage loan default . . . , page 14</u>

1. Please expand upon this risk factor to specifically discuss the default of the Garden Gateway loan discussed on pages 35 and 44 of your filing.

Item 3. Properties, page 39

Average Effective Annual Rent Per Square Foot for Last 5 Years, page 41

2. We note that some of the amounts listed in this table are different than the amounts listed in your Form 10-K for the fiscal year ended December 31, 2008. For example, in your Form 10, the average effective annual rent per square foot for the year ended December 31, 2006 for your Havana/Parker property is $6.65, however, in your Form 10-K, it is listed as $8.07. Please explain to us why these amounts are different.

Item 6. Executive Compensation, page 58

Compensation of Company's Directors, page 60

3. We note that the stock award compensation disclosure in this section is different from the stock award compensation disclosure in your Form 10-K for the fiscal year ended December 31, 2008. For example, in your Form 10, the stock award for Mr. Bruce Staller was $35,000 in 2008 and $15,000 in 2007, whereas in your Form 10-K, it discloses that Mr. Staller received as compensation $28,582 in 2008 and $5,250 in 2007 in the form of stock awards. Furthermore, we also note that in footnote (3) to your director compensation table in your Form 10, it states that Mr. Staller and Mr. Dubose received an additional 5,000 and 2,000 shares, respectively. However, in footnote (3) to your directors compensation table in your Form 10-K, it states that they received an additional 500 and 200 shares, respectively. Please explain to us why this disclosure differs between your Form 10 and Form 10-K.

Item 13. Financial Statements and Supplementing Data, page 72

Note 4 – Real Estate Assets and Lease Intangibles, page 90

4. Please advise us how you plan to comply with the requirements in Rule 8-06 of Regulation S-X for any material acquisitions made during 2008 and 2009.

Note 5 – Investment in Real Estate Ventures

5. Given that you own 94% of the Garden Gateway Plaza joint venture, please describe your consolidation analysis under SOP 78-9, EITF 04-5 and ARB 51. Advise us what rights are held by the other partners that overcome the presumption of control given your 94% ownership interest. In addition, it is unclear how protective rights, as disclosed on page 30, would preclude consolidation under EITF 04-5.

Jack Heilbron
NetREIT
June 15, 2009
Page 3

Note 6 – Mortgages Receivable, page 94

6. We note the principal and interest due on your mortgage loans were not paid
    according to the terms. Please tell us your evaluation of SFAS 114 in determining
    whether these loans were individually impaired and if not, how you considered the
    need for a general reserve to address potential credit losses inherent in your loan
    portfolio under SFAS 5. Also advise us how you complied with the disclosure
    requirements in paragraph 20 of SFAS 114.

Item 15. Financial Statements and Exhibits, page 106

7. We refer to your disclosure on page 59 that you have employment agreements with
    Messrs. Heilbron and Elsberry. Please file these agreements as exhibits to the Form
    10 or tell us why you believe you are not required to file the employment
    agreements. Refer to Item 601(b)(10) of Regulation S-K.

FORM 10-Q FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

Item 4T – Controls and Procedures, page 50-51

8. We note your conclusion that your disclosure controls and procedures were not
    effective as of December 31, 2007, March 31, 2008 and June 30, 2008. However,
    your conclusion regarding the effectiveness of disclosure controls and procedures is
    unclear as of September 30, 2008. Similarly we note that your Form 10-K for the
    year ended December 31, 2008 did not include a conclusion regarding the
    effectiveness of your disclosure controls and procedures. Please tell us and amend
    your filings to include your conclusion.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 5. Market Price for Registrant's Common Equity . . . , page 31

9. Please include the securities authorized for issuance under equity compensation
    plans table as required by Item 201(d) of Regulation S-K.

Item 10. Directors, Executive Officers and Corporate Governance, page 57

Committees of the Directors, page 59

10. Please disclose who is considered your Audit Committee financial expert in
    accordance with Item 407(d)(5) of Regulation S-K.

Certifications

11. We note that your certifications were not filed in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K. Some of the discrepancies include omission of introductory language referring to internal control over financial reporting in paragraph 4. Please amend your annual report to file certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.

* * * *

As appropriate, please amend your filing and respond to these comments within ten (10) business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: Bruce J. Rushall, Esq.
        Rushall & McGeever
        Via facsimile (760) 438-3026